UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VOLCANO CORPORATION

(Name of Subject Company (Issuer))

CLEARWATER MERGER SUB, INC.,

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.,

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

928645100

(Cusip Number of Class of Securities)

Joseph E. Innamorati

Clearwater Merger Sub, Inc.

3000 Minuteman Road

Andover, MA 01810

(978) 687-1501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd Rita-Anne O’Neill Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, CA 90067 (310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,266,918,102	$147,215.88

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Volcano Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $18.00, the tender offer price, by (b) the sum of (i) 51,610,342, the number of issued and outstanding shares of Company common stock, (ii) 2,798,233, the number of shares of Company common stock subject to issuance pursuant to options to purchase shares of Company common stock, (iii) 87,525, the number of shares of Company common stock estimated to be subject to outstanding purchase rights under the Volcano employee stock purchase plan (assuming that the closing price per share of Company common stock as reported on the purchase date for the current offering period was equal to the tender offer price), (iv) 1,033,139, the number of shares of Company common stock subject to or otherwise deliverable in connection with restricted stock units of the Company, and (v) 14,855,100, the number of shares of Company common stock subject to issuance pursuant to outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of December 15, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Clearwater Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Volcano Corporation, a Delaware corporation (the “Company”), including any associated rights to purchase capital stock issued pursuant to the Rights Agreement, dated June 20, 2006, by and between the Company and American Stock Transfer & Trust Company, LLC (such rights, together with such shares of the Company’s common stock, the “Shares”), at a price per Share of $18.00 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 30, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2014

CLEARWATER MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated December 30, 2014.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on December 30, 2014.

(a)(5)(i)	Joint Press Release issued by Royal Philips and Volcano Corporation, dated December 17, 2014 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(ii)	Presentation to employees of Volcano Corporation on December 17, 2014 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(iii)	Transcript of video presentation by Frans van Houten, President and CEO of Royal Philips, posted on Philips’ external website on December 17, 2014 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(iv)	Transcript of video presentation by Frans van Houten, President and CEO of Royal Philips, posted on Royal Philips’ internal website on December 17, 2014 (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(v)	Email sent to Royal Philips’ employees on December 17, 2014 (incorporated by reference to Exhibit 99.4 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(vi)	Email sent to employees of Royal Philips’ Image Guided Therapy Division on December 17, 2014 (incorporated by reference to Exhibit 99.5 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(vii)	Announcement posted on Royal Philips’ internal website on December 17, 2014 (incorporated by reference to Exhibit 99.6 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(viii)	Letter to Royal Philips Customers, dated December 17, 2014 (incorporated by reference to Exhibit 99.7 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(ix)	Letter to Royal Philips Suppliers, dated December 17, 2014 (incorporated by reference to Exhibit 99.8 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(a)(5)(x)	Presentation to employees of Royal Philips’ Image Guided Therapy Division on December 17, 2014 (incorporated by reference to Exhibit 99.9 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 17, 2014).

(d)(1)	Agreement and Plan of Merger, dated as of December 16, 2014, by and among Volcano Corporation, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Volcano Corporation on December 17, 2014).

(d)(2)	Guarantee, dated as of December 16, 2014, by Royal Philips in favor of Volcano Corporation.

(d)(3)	Confidentiality Agreement, dated June 23, 2014, between Royal Philips and Volcano Corporation.

Index No.

(d)(4)	Consulting Agreement, dated December 16, 2014, between Purchaser and R. Scott Huennekens.

(d)(5)	Retention Agreement, dated December 16, 2014, between Purchase and Joseph Burnett.

(g)	Not applicable.

(h)	Not applicable.